EXHIBIT 99.1

Press Release Dated March 13, 2012, Suncor Energy reports unplanned maintenance on oil sands upgrader

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports unplanned maintenance on oil sands upgrader

Calgary, Alberta (March 13, 2012) — Suncor Energy announced today that one of its two upgraders (U2) at its oil sands facility will be taken offline for unplanned maintenance due to a U2 fractionator performance issue. The maintenance work is expected to take approximately three to five weeks to complete. Oil sands production during the maintenance period is estimated to be approximately 140,000 barrels per day (bbls/d). Suncor does not anticipate this will result in a change to its annual production guidance.

This news release contains certain forward-looking statements and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its experience and its perception of historical trends, including production volumes. Some of the forward-looking statements and information may be identified by words like “expected”, “approximately”, “estimated”, “anticipate” and similar expressions.

Forward-looking statements in this news release include references to the expectation that this maintenance work will take approximately three to five weeks to complete and that oil sands production during the maintenance period will be approximately 140,000 bbls/day and lack of anticipated change to previous production guidance.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

Suncor Energy Inc. 150 6 Avenue S.W., Calgary, Alberta T2P 3E3 www.suncor.com